Corporate Office: 4281 Technology Drive   Fremont, CA 94538    Ph: 510-438-4700    www.axt.com

December 28, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:Dale Welcome

Kevin Stertzel

Re:	AXT, Inc. Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 15, 2022

File No. 000-24085

Ladies and Gentlemen:

AXT, Inc. (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated December 20, 2022 (the “Comment Letter”) with respect to the above referenced Form 10-K for the Fiscal Year Ended December 31, 2021 filed on March 15, 2022 (File No. 000-24085).

For your convenience, the Staff’s comments set forth in the Comment Letter have been reproduced in bold and italics herein with responses immediately following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 3

1.	At the onset of Item 1, please revise your future annual filing to disclose prominently the following:
●	whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021;
●	whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years;
●	whether you have been or expect to be identified by the Commission under the HFCAA; and

Securities and Exchange Commission

December 28, 2022

●	a cross-reference to your more detailed disclosure in your risk factors, including the heading of the risk factor.

The Company respectfully acknowledges the Staff’s comment, and, in its future annual filings, at the onset of Item 1, the Company will disclose prominently the following: (i) whether its auditor is subject to the determinations announced by the PCAOB on December 16, 2021; (ii) whether and how the Holding Foreign Companies Accountable Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect it, including the time frame change in PCAOB inspections for two consecutive years instead of three years; (iii) whether it has been or expects to be identified by the Commission under the HFCAA; and (iv) a cross-reference to its more detailed disclosure in its risk factors, including the heading of the risk factor.

2.	In your future annual filing, at the onset of Item 1, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your Item 1A disclosures should address, but not necessarily be limited to, the risks highlighted in Item 1.

The Company respectfully acknowledges the Staff’s comment, and, in its future annual filings, at the onset of Item 1, the Company will provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of its operations in China. The Company’s disclosure will make clear whether these risks could result in a material change in its operations and/or the value of its common stock or could significantly limit or completely hinder its ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Company’s disclosure will address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact its ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. The Company’s Item 1A disclosures will address, but not necessarily will be limited to, the risks highlighted in Item 1.

3.	In your future annual filing, at the onset of Item 1, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in Item 1A. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.

Securities and Exchange Commission

December 28, 2022

The Company respectfully acknowledges the Staff’s comment, and, in its future annual filings, at the onset of Item 1, the Company will disclose the risks that its corporate structure and being based in or having the majority of its operations in China pose to investors. The Company will describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in Item 1A. The Company will specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence its operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in its operations and/or the value of its securities.

4.	In your future annual filing, at the onset of Item 1, provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

The Company respectfully acknowledges the Staff’s comment, and, in its future annual filings, at the onset of Item 1, the Company will provide a clear description of how cash is transferred through its organization. The Company will quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. The Company will quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. The Company will similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. The Company’s disclosure will make clear if no transfers, dividends, or distributions have been made to date. The Company will describe any restrictions on foreign exchange and its ability to transfer cash between entities, across borders, and to U.S. investors. The Company will describe any restrictions and limitations on its ability to distribute earnings from the Company, including its subsidiaries, to the parent company and U.S. investors.

Item 1A. Risk Factors, page 16

5.	Please update and/or conform the risk factor disclosures in your Form 10-K, related to your operations in China, with the disclosures in your amended Form S-3 that was declared effective on May 17, 2022, as applicable. Please confirm your understanding of this matter and that you will comply with the requisite disclosures in your future annual filing, as applicable, in your response to us.

Securities and Exchange Commission

December 28, 2022

The Company respectfully acknowledges the Staff’s comment, and the Company will update and/or conform the risk factor disclosures in its future annual filings, related to its operations in China, with the disclosures in its amended Form S-3 that was declared effective on May 17, 2022, as applicable. The Company confirms its understanding of this matter and will comply with the requisite disclosures in its future annual filings, as applicable.

*****

If you have any questions or comments regarding this letter, please do not hesitate to contact me at (510) 438-4734.

Sincerely,

AXT, Inc.

/s/ Gary L. Fischer
Gary L. Fischer

Chief Financial Officer and Corporate Secretary

cc:	Dr. Morris S. Young, Chief Executive Officer, AXT, Inc. Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.